24-10305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


12025102

FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

FUEGO FINO, INC.

Received SEC
FEB 23 2012
Washington, DC 20549

(Exact name of issuer specified in its charter)

State of Georgia

(State or other jurisdiction of incorporation or organization)

10 Glen Lake Parkway, Suite 130, Sandy Springs, GA 30328

(Address including zip code, and telephone number, including area code of issuer's principle executive office)

The Tracy Firm, Ltd., 800 W. Fifth Ave, Suite 201A, Naperville, IL 60563
888.611.7716

(Name, address, including zip code, and telephone number, including area code, of agent for service)

5812

(Primary Standard Industrial Classification Code Number)

27-1252260
(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A

Dated: February 23, 2012

FUEGO FINO, INC.

By: Jessica Gutierrez (Feb 23, 2012)
Jessica Gutierrez
Its: President

By: Jessica Gutierrez (Feb 23, 2012)
Jessica Gutierrez
Its: Secretary